Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Broadcom Corporation

Commission File No.: 000-23993

Subject Company: Broadcom Corporation

Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Broadcom’s current expectations, estimates and projections about its business and industry, management’s beliefs, and certain assumptions made by Broadcom and Avago, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the proposed transaction and the expected date of closing of the transaction. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.

Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Avago or Broadcom for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Avago or Broadcom; (5) the ability of Avago and Broadcom to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the transaction; and (10) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. The forward-looking statements in this document speak only as of this date. Neither Broadcom nor Avago undertake any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Broadcom’s overall business, including those more fully described in Broadcom’s filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Avago’s overall business and financial condition, including those more fully described in Avago’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended November 2, 2014, and its quarterly reports filed on Form 10-Q for its current fiscal year. The forward-looking statements in this document speak only as of date of this document. We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.

Additional Information And Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of each of Broadcom and Avago for their consideration. Avago will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Broadcom and Avago. Each of Broadcom and Avago will provide the joint proxy statement/prospectus to their respective shareholders. Broadcom and Avago also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Broadcom or Avago may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BROADCOM AND AVAGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Broadcom’s Investor Relations website (www.broadcom.com/investors) (for documents filed with the SEC by Broadcom) or Avago Investor Relations at (408) 435-7400 or investor.relations@avagotech.com (for documents filed with the SEC by Avago, Holdco or New LP).

Participants in the Solicitation

Broadcom, Avago, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Broadcom and Avago shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Broadcom and Avago shareholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Broadcom’s executive officers and directors in its definitive proxy statement filed with the SEC on March 27, 2015. You can find more detailed information about Avago’s executive officers and directors in its definitive proxy statement filed with the SEC on February 20, 2015. Additional information about Broadcom’s executive officers and directors and Avago’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.

Broadcom Corporation All Hands Transcript

Operator: Ladies and gentlemen, thank you for standing by for the Broadcom employee all hands. As a reminder, this conference is being recorded. I would now like to turn the conference over to Broadcom president and chief executive officer Scott McGregor. Please go ahead.

Scott A. McGregor: Good morning. Judging from the number of people here in the room and the overflow room and the parking lot this seems to be a topic of some interest. So I think it’s very important we are able to get together today and we wanted to make sure we could share with you more details on the news that got announced this morning. So we will talk about the announcement that we’re going to combine Avago and Broadcom together into one company. We have our traditional forward-looking statement cautions and things like that. We also have some additional statements because we’re now in a pending transaction so please take a moment to read those at your leisure.

Scott A. McGregor: So today we want to talk about a number of things. I want to talk about the transaction overview, what is the nature of the deal? And I’ll share more information on that. I’m going to turn it over to Henry to talk about Avago and give you some information about them. Many of you go who is Avago? What are they? Some people know who they are other people maybe not. So we’re going to share a little bit about them as a company. It’s a pretty impressive company, actually so we’ll share details on that. We’re also going to talk about what this means for employees and I think that’s very much on many of your minds and so we’ll cover that. And then we’re going to go to questions and you can ask questions anything you want on these topics. We can’t talk about individuals or personal things but we can certainly talk about what we understand in terms of implications on people and those kinds of things which I think is on your mind. So we’ll allow plenty of time for Q&A and that will be both Henry and me and the rest of the management team available to do that. Alright, why are we doing this? Well, there’s a lot of good reasons for this. One is it’s financially compelling for Broadcom shareholders. You may have known that we’ve hit a ten-year high in our share price before we announced this transaction. And then you saw it went up another 20 percent yesterday based on the transaction leaking out. By the way, one person asked me earlier today by email they said, “Well, how come we didn’t know about this? And how does this stuff leak out?” And it’s very difficult to tell 10,000 people to keep a secret and Wall Street does that and so that did happen. But I don’t believe we had any leaks from our team and so I feel very good about that. It creates an incredible scale for our company going forward and that’s important because as our industry is maturing scale matters in terms of clout at purchasing things, being able to do engineering projects and other things. So that’s really important for us going forward. It makes us the third largest semiconductor company on the planet, okay, putting these two companies together and that’s plenty of clout, plenty of scale. It strengthens our footprints in a number of different areas. One is in handsets. Today, we have a pretty good presence in a lot of the smartphones that are out there. Well, Avago does as well. And it was sort of interesting, when we first talked to them they sell as much to our largest customers as we do and they sell different kinds of devices. They sell these things called FBARs, filters that have very, very high selectivity and performance. And so Henry will cover some of the products they do but it’s interesting because we see that we’re adjacent to each other in many of these devices so it’s a very natural pairing there. It strengthens our infrastructure business. They have all kinds of products we don’t do in the infrastructure side. So they also sell to Cisco. They also sell to all of the traditional telephone carriers and whatnot. So complementary products in the same space. It also will help us in terms of accelerating our time to market in leading nodes. And one of the challenges that we have as a company is that we always feel like we’re a little bit behind on the latest ten nanometer or seven nanometer and other companies have more business in those spaces. Okay. Avago dramatically increases the combined company opportunity to go rapidly into new process nodes. So that will help all of our projects that are sensitive to go into new process nodes. So these are very good strategic rationales for the transaction. Let me cover sort of the nature of the transaction itself and you could probably read the documents there but they may be a little confusing. I’ll see what I can do to simplify things here. The way the compensation to Broadcom shareholders works is it is a package of things. It is a package of cash and a package of equity. Fifty percent of the value is in cash, 50 percent is in equity. And the way it works is that for every share there will be $27.25 allocated in cash and 0.2189, don’t ask me how that number came to be, shares of Avago stock. And what that means is that the transaction mechanics will allow you to elect as a shareholder do you want all units? Do you want all cash? Do you want a mix? And there’s proration because if too many people want all cash then there’s less of that and so forth. So it’s fairly complex mechanics. You can read about that and there will be more information to come and long before you have to make a decision on this you will get lots and lots of information. So that decision is down the road for most of us here in the room who are shareholders or have equity in their compensation. It is a good deal. You will see that the Broadcom shares will trade not at $54.50 which is the cash component but a premium above that. Generally because of the component of Avago shares and the fact that that increases the value because the percentage of Avago shares in the deal calculate to a higher number than $27.25. But that will float a bit with the Avago shares. Again, more information to come. The ownership of the company roughly a third of the company, 32 percent current calculation will be owned by existing Broadcom shareholders today. Partly, the reason that’s less than 50 percent is because they’re also paying cash. They’re not just paying equity and so they will borrow money to pay the cash to Broadcom shareholders. Broadcom will appoint two directors to the board of directors. One of those has been determined to be Henry Samueli. So Henry will be the first named Broadcom board of directors member there and we will chose another one from the Broadcom board. The new company name will be Broadcom, okay. Why? Because frankly Broadcom has a better brand. We’ve established a great brand over the years and that’s something to be proud of. And Avago people believe that’s a really good asset. And so the company will be Broadcom not corporation but limited. It will be a Singapore based company. And so obviously we’re still going to have plenty of presence in the United States and whatnot but from a legal perspective it will be headquartered in Singapore. There are some tax and other reasons why that’s advantageous to do so. The management, the CEO of the company going forward will be Hock Tan who is the CEO of Avago right now. Henry Samueli will be both a board member and the CTO of the company and I think that’s really important because I think Henry brings so much continuity from our way of thinking about innovation and engineering and so forth on to the new team. He will help integrate what we have today with what Broadcom has today. And so I think from a comfort point of view of understanding that Broadcom is going to be well represented in the decision process on that I think you can be comfortable with Henry in that. You notice my name isn’t here. I thought I’d just make a personal comment. One of the tough decisions a CEO has to make when you look at possible transactions is should you personally step aside to enable a combination of companies? And that’s something I decided for the good of Broadcom was the right thing to do. So you do not see my name here and yes I will be a casualty of the combination of the two companies going forward but I believe that is the right thing to do for the company. In terms of timing, these things do not happen quickly. They take a while to close. There’s a lot of legal work that needs to happen. There’s regulatory approval for many governments around the world so it takes time. There’s also a shareholder vote. We need to have approval of both the Broadcom shareholders as well as the Avago shareholders. Henry and other co-founder Nick Nicholas, Henry Nicholas have already agreed that they will vote in favor of this transaction and that was part of the transaction going forward. So Henry and Nick have both registered their approval for this deal. Assuming all of those things close, typically, best case would be six or seven or eight months; worst case, twelve to thirteen months somewhere in that range. We don’t know. It depends on the government and their process. Some of these governments are not known for speed. So the combined company strengths I think this is really impressive stuff here. The company will have really incredible scale and breadth across the products and Henry will go into that a little bit here. We will be able to offer a really broad product set and I think offer a lot of value to customers because we can supply so much of the content in their devices. Now, as you think about creating platforms and leveraging the value we’ll have an opportunity to do that. Both Avago and Broadcom are very proud to have leading franchises, meaning that we don’t like being like one of the top five of something. Broadcom is number one in almost everything we do. We’re number one in connectivity. We’re number one in broadband. We’re number one in our infrastructure businesses. Avago can make the same claim about their businesses. So we’re putting together a portfolio of number one franchises with another portfolio of number one franchises and I think that’s something employees should feel really good about. You’re going to be a company of winners. The company has incredible opportunities for growth and end markets and Broadcom, as you know, has a lot of growth opportunities. We’re also going to see that from Avago. They’re in some tremendous markets. In fact, they’ve been growing faster than we have. So they’re in some great places there. The company will have incredible financial strength. Both Broadcom and Avago have very strong cash generation capabilities. It gives them the ability to not only pay great dividends and share buybacks to reward shareholders but also the ability to do future M&A is very strong. Avago will take on debt to finance this transaction but they’re going to pay off that debt very quickly and they’ll be basically reloaded if they wanted to do future M&A down the road in a very short period of time. Or they could choose to even increase the amount they return to shareholders so some opportunities there. On a financial basis, this deal is immediately accretive. That means it immediately creates more earning per share for Avago and to free cash flow and to non-GAAP earnings for per share. So these are all metrics the financial community cares about and drives that there. It significantly enhances the long term value, we believe, to shareholders of both companies. So that’s the real merit for the transaction here. So in terms of the new Broadcom Limited it will be the third largest semiconductor company in the world. You can see here a chart that shows the different companies. We still have a little bit to catch up to Qualcomm or Intel. But notice how we really leap ahead of all of these other guys. I think NXP and Freescale were sort of feeling good about where they were after that merger and we’ll jump ahead of those guys. And we’re going to pass TI by a significant margin. So this is really a semiconductor force to be reckoned with going forward here. The leader in a lot of different product areas, leader, number one, not just a player in lots of product areas but like the category winner in those players. We estimate the 2015 revenue will be more than $15 billion. So this is getting to be a pretty powerful company there. An incredible patent portfolio. You know, we have a great patent portfolio. Avago has also put together some pretty great patents over the years. And a culture that’s focused on delivering superior technology to customers, that’s a heritage both companies have and I feel good about it. So let me stop here a second. I’m going to turn it over to Henry to talk about Avago and then I’ll come back and talk a little bit about HR and some employee things.

Henry Samueli: Okay. Thanks, Scott. So I mean this will be one of many information sessions and this is really a high level touch on it. There’s a lot of detail. In fact, the CEO of Avago, Hock Tan, has offered to Scott and I, we saw him this morning, we were up in San Jose at 5:00 A.M. doing a conference call, and he offered to come down next week, Friday of next week to come down and do a one hour session deep diving into other product lines and do a Q&A. So that will give you a much better exposure to him personally as well as to the company. So why are we so excited about this? Why am I personally so excited about this? I mean this is obviously a transformational deal, not only for the industry it’s the largest technology deal of all time which is pretty significant in and of itself but clearly transformational in the history of Broadcom. It creates Broadcom 3.0. I just got finished with the world tour of 2.0. So I’m going to have to put together some new slides for Broadcom 3.0. But it really has an interesting heritage and I like this slide because it talks about the history of Avago and it really is a powerful history. Avago itself has a name most people don’t know about. It’s a relatively new company but it has a very—and by the way that is one of the reasons they’ve chosen to adopt our name because they felt—obviously, it was important to me personally and I asked—made that request but the fact that they said yes I don’t know if I’ve ever heard of a deal certainly of this magnitude where the acquirer takes on the acquiree’s name. I mean it’s a remarkable achievement in and of itself and it states the power of the Broadcom and the fact that they’re willing to give up their identity and take on ours. That says a lot about Broadcom. It also says a lot about them in terms of their culture and the fact that they just want to do the right thing going forward. So look at the history of this company. It started, actually, on the upper tract here as HP. HP, obviously, everybody knows HP but HP had a semiconductor products division in the early days of the company. And they did a lot of R&D in the field of semiconductors and they built a division and products and lots of very high speed components, optical components, et cetera. Then later, and that was starting, of course, in the sixties. Then in the nineties they spun out Agilent which most of you are familiar with as a test equipment company but the semiconductor products group went with Agilent. So they had a semiconductor products division but since that wasn’t the main focus of the company they were mostly in instrumentation and test. They ultimately sold that and spun it out to a private equity deal. Silver Lake Partners put together a deal and bought the semiconductor product division, took it private and called it Avago and that happened in 2005. And it stayed private for several years and eventually they went and did an IPO in 2009. And that’s why the name is not that well known since it’s only been a public company for six years. So that’s one trace of the history which is a very good one. But there’s another trace that goes actually starting here at the branch of LSI but you’ve got to trace that one back. LSI comes back from two paths, as well. LSI Logic, which has been around since the eighties, well earlier than Broadcom probably fifteen or so years earlier than Broadcom, very strong in ASIC products from the early days. But the other track goes back to Bell Labs. AT&T Microelectronics, of course, one of the pioneers in the semiconductor industry, invented the transistor, for crying out loud. So AT&T Bell Labs had their microelectronics group. Mehdi probably knows them really well, that’s where he used to work. That spun out or got renamed Lucent Technologies in 1996 but, again, they had a microelectronics division at Lucent and then it got renamed again Agere Systems as it got spun out. And that happened in about 2000. But this history here is very powerful. I mean you can imagine the patent portfolio that comes from that path right here this way as well as from the early days of HP. They have about a 20,000 patent portfolio. We’re very proud of our patent portfolio 20,000 patents. They have a 20,000 patent portfolio, as well, that goes back in time—I mean the early patents, of course, have expired. But the history and the legacy of those patents are from the foundations of the semiconductor industry; very powerful. So that merged here with LSI and then Avago bought LSI last year which took them to a next major jump in scale and scope. And then they’ve picked up a few smaller companies along the way, a company here called CyOptics which is optical frontend components. PLX which does PCI express switching products. And then Emulex, interestingly enough, a company we even tried to buy a few years ago. We offered them $11 a share. They turned it down and Avago bought them for $8 a share.

Henry Samueli: So they got a discount. So now we get to figure out what to do with that group.

Henry Samueli: They actually do have good products, by the way. We wanted them several years ago. They have great fiber channel adaptor boards and so forth. They’re doing Ethernet chips too which I can imagine we prefer our Ethernet chips to theirs but that’s a side issue. Anyway, so there’s a bunch of smaller deals that folded into it. But Avago has an incredible track record of acquisitions. They know how to do acquisitions, even large acquisitions and make them successful from a technology perspective, from a financial perspective. They’re very good at it. So we have the confidence that this will be a very successful merger because they just have a process. They’re very rigorous about it so I’m pretty confident that this merger in spite of the fact that it’s two massive companies coming together—they have 8,500 employees, with us we’re approaching 20,000 total employees in the company. It’s quite gigantic. Their headquarters are in San Jose although they’re officially a Singaporean company. But the CEO, Hock Tan, his office is in San Jose. Their enterprise value is larger than us even though their revenue is slightly smaller. They’re at $6.9 billion revenue and us at 8 plus, approaching 8.5 but they’re extremely profitable, 40 percent operating income and hence Wall Street gives them high multiples and then gives them a higher market cap valuation. And they’re very profitable in terms of earning per share, $8 per share. So a strong healthy company merged with another strong healthy company creates a really powerful company in the industry named Broadcom. That’s the beauty of it. Alright, so what kind of products do they make and sell? So on the wireless side, obviously, we have the connectivity portfolio. They do the frontend. So if you take your iPhone apart you will see that you’ve got a Qualcomm modem in it. You’ve got a Broadcom connectivity chips. And then you’ve got a bunch of RF and frontend components which every year get more and more complex. As you add more and more bands to LTE, you need more frontend filters, power amplifiers, switches, all sorts of stuff and that’s what they build. That’s their core competencies. What’s the F stand for? Film bulk acoustic resonator filters I think that’s what it stands for. It’s a process technology that they have built themselves. It’s their own technology. They do their own manufacturing. They have a fab in Colorado, Fort Collins, Colorado that manufactures these filters. And it’s something that goes back to their early legacy in the Hewlett-Packard days that kind of technology. These are very complex—it’s basically a MEMS device, a micro electrical mechanical system, a MEMS where you have various films and it literally it sends sound waves and they bounce around in there and it takes very precise machining and dimensions of the thicknesses of the films. It’s not easy to build these. It’s along the lines of the complexity of a semiconductor fab basically. But they do it internally so there’s a proprietary technology to just Avago and they have the leading market share in the world. And some of these filters outperform all other known types of filters like SAWF, surface acoustic wave filters, et cetera. These are much higher quality filters which you need when you start stacking up all of these bands together. You need sharper roll off, better stop end, attenuation, et cetera. So these other guys that are being used in all of the leading high end phones. And they also do the complete front end module that includes the switches and the power amps and the low noise amplifiers et cetera and they put the whole module together, again, internally they manufacture it and build it. So they’re number one in the world in that area. So coupled with our platform in the cell phone it gives a very strong portfolio of products and the same customers. We deal with Apple, Samsung, Huawei, you name it, same set of customers. So you’re just selling more into the same products. On the wired side, they, again, have a very strong legacy in fiber optic components and, again, it goes back to their history of HP and Agilent semiconductors where they built optical frontend components, the laser drivers, the transimpedance amplifier frontend. We do all of the electronics, the CMOS electronic components, the transmit/receive but that feeds optical components and we typically work with third parties to put those components together when we sell our high speed transceivers, the HSIP products. Well, now that’s just another product in our portfolio, so it’s a tighter coupling. We can work directly internally with the front people. We’ve been looking at doing silicon optics, silicon photonics for some of our high end networking chips. But now you have, instead of having third parties do it, you can work internally. It’s now in house all of that technology. It’s a very strong business for them. And then on the ASIC side through the LSI Logic and internally they had this as well so both LSI Logic and Avago classic they call it, the old Avago had these high speed interfaces because they were coupled nicely with their fiber optic components. So that is one area of some overlap with Broadcom that we’ll have to resolve. And customer base, again, same customers that our ING team deals with. Their largest customer is Cisco just like us. They work with Juniper, Alcatel, Lucent, Huawei, you know name it, HP; same set of customers. So again, beautiful synergy there. And on the infrastructure side, as well, they’re very strong in enterprise storage. Through the acquisition of Agere they acquired the HDD read channel SOCs and I don’t know if many of you remember about I don’t know how many years ago was five to ten years ago here we tried to do our own internal hard disk drive read channel SOCs. We eventually couldn’t afford to do that and cellular simultaneously so we ended up shutting it down. But these guys have been in that business for a long time. It’s really them and Marvell are the only two players in the HDD read channel market. And they have a very strong position in the enterprise hard disk drive devices. And they also do some solid state disk drive controller ASIC’s as well. So that’s a very good business for them. They also do the frontend pre amps that go in front of the read channel SOC that sits on the head of the read amplifier. So these two components they’re in very strong positions. Another area that they’ve added and they’re doing extremely well is in RAID and SCSI adapters, serial attached SCSI, SAS. These are controllers these arrays of hard disks that you have in the data centers. And PCI express switches and these are other areas that many, many years ago we tried to get into as well. We even bought a company called RAIDCore, many of you may remember a small startup but that product line never really went anywhere. We just didn’t have the legacy to invest enough in the track record to make a dent in that market so we pretty much got out of that. But that wasn’t—an aspiration of ours is to get into this business, to get into this business. And then in fiber channel eight host bus adapters, that’s the business of Emulex. We tried to get into that as well through the acquisition of Emulex. So every one of these businesses were aspirational businesses of Broadcom over the years and we were never successful at it. Well, now, they all come to us nice gift wrapped with a bow on top leading market share position. It’s great. It’s wonderful. These are all high margin infrastructure businesses. Very synergistic to our own ING businesses, very powerful story. And then they have somewhat unrelated businesses to Broadcom. The first three are obviously highly related the industrial segment. But with the world of Internet of things, we can see ourselves getting into industrial Ethernet and so forth and wireless in the industrial market. So we have aspirations of getting into that business as well. But with this, we’re already going to start with a footprint they built. And, these, again, go back to legacy HP days, optical isolations for motor controls and various industrial—they actually built fiber, industrial fiber and various optical electronic components that are used in factory floors and so forth. So these are somewhat orthogonal to where we are today but they are in the area that we aspire to get into in industrial networking. And these are relatively new customers to the ones that we typically work with today although we’re starting to work with them through our IOT platform initiatives, you know, GE with appliances and Honeywell and so forth. So we can start to see that synergy happening very nicely. So it’s a great story across the board between their products, their customers, and how that complements what we do at Broadcom. And, again, when Hock comes in next week he’ll get into a lot more detail on that. So the markets we’re exposed to are, again, pretty much the same. Very exposed to the LTE trends—even though we got out of baseband there’s still a lot going on in there. The LTE phones themselves, now that we have both connectivity and all of the RF frontends we have a lot of content potentially $10 to $15 of content per telephone. So huge market opportunity as a joint company. And similarly on the infrastructure side, all of the LTE build outs on the infrastructure they supply a lot of the ASICs through all of the major infrastructure players that they control their own IP companies like Ericsson and Alcatel, Lucent, Huawei. And they need ASIC so often they go to LSI Logic to do those ASICs for the. So we’re exposed to a lot of the base station infrastructure for LTE as well not only just the phone side. And then, of course, all of the networking businesses between the two companies play into these two areas between exponential growth in IP traffic and all of the data center spending that’s going on. So historically, you have Intel that does the processor. You had Broadcom that does the networking. And now you have Avago that’s doing a lot of the storage products that go into this. So two out of the three major segments of the cloud infrastructure, storage and networking are now in leading positions at this company, and of course, Intel being the leader in the processor side of the house. So that’s a great story there as well. And then we’re all very familiar with the connected home and IOT and this is largely where Broadcom has heavy exposure. Today, Avago doesn’t do much in the connected home and IOT. So this is really a BCG type technology. How does that layer out into the total business of the company? Well, if you look at Avago’s standalone and look at last 12 months’ revenue this year they’ll be closer to 7 billion but the last 12 months 2014 they’re pretty equally split in the lower three between the wireless RF products, all of their enterprise infrastructure storage products and then the wired optical infrastructure type products and ASIC’s fairly well split. And then we’re quite familiar with Broadcom between BCG and ING roughly an equal split between connectivity, broadband and infrastructure. And then we layer both of them together to created Broadcom Limited. We’re a $15 billion company this year with strong wireless and wired I mean very strong portfolios on both of those segments. And then on top of that the storage and industrial. The industrial is the smallest but still meaningful; a very strong story. And this is what the combined portfolio looks like in the various segments. So in wireless as a combined company Broadcom Limited now does the historical Broadcom connectivity products, Wi-Fi, Bluetooth, GPS, NFC, Touch et cetera, coupled with now all of the frontend modules and filters. On the wired side with their fiber optic components, their ASIC product line, our switching, our HSIP and PHYs, our Ethernet controllers, our KBPs, our processors, wireless infrastructure, microwave creates an incredible portfolio of wired infrastructure product all very high margin products. And then on the storage side this comes exclusively from them but here very complementary to the wired side of the infrastructure for the networking component. Now, the storage component with the read channels, the SSDs, the solid state drive controllers, the pre amps, the SCSI, serial attached SCSI and RAID adapters, TCI switches, fiber channel host bus adapters, a whole product line, very strong. Again, high margin business. These are all infrastructure businesses here in the second and third column. And then our broadband line this is exclusively from Broadcom. Avago doesn’t have any products in the legacy spaces here of broadband. So this is a core competence of Broadcom which brings a lot of good technology to the table here. And then on the industrial side this comes, again, entirely from Avago. So it’s a really broad powerful portfolio. I’ve always said that Broadcom alone has the world’s broadest communication semiconductor portfolio. When you add in this, you layer in the Avago I mean it’s not even close. There is no second place. There’s a distant, distant, third and fourth and fifth in terms of the breadth and depth of the portfolio. It’s pretty remarkable. So next—you’ll get more of this next week in terms of details of what these products are.

Henry Samueli: I’m going to switch off now and hand it back to Scott for the easy questions.

Scott A. McGregor: Thanks, Henry. See, we know how to partner well and when to give people stuff. So let me just preempt and guess some of the things you might be wondering about so we’ll cover some of those things. As part of the transaction we negotiated that salaries are committed to be the same or higher for at least twelve months after close. So they’re not going to cut people’s salaries or do anything like that. So that’s protected as part of the transaction. In terms of equity, the way it’s going to work is that unvested stock options, if you still have some of those, will be cashed out. So they’ll calculate a value for those and you get a check at the time the deal closes—of vested. Yeah, yeah, vested. Unvested will generally be assumed by Avago and converted into unvested equity in the new company and it will have the same vesting schedule. So think of it as you have a vesting schedule today it just converts into a vesting schedule similar with the new company and there will be a few exceptions to that and we’ll explain more of this as we get out but it’s pretty straight forward. The way the pay out or exchange ratio will work is it will be based on at the time or shortly prior to closing 0.2189 shares of Avago. I think 0.2189 is going to be a number that a lot of people memorize in this company, 0.2189 of Avago plus $27.25. So you can sort of calculate what that is if you want and you’ll see how that will work but you’ll get a check for that. The way the bonus pool is going to work—we have a bonus pool that runs through the end of this year. If the closing is on or after January 1, which is likely, the full bonus pool will be paid as planned. So no changes whatsoever. If we were to close prior to the end of this year we will prorate it, meaning we will take the percentage of the year we actually conclude, figure out what we did there, pay that out, and then employees will move to the new bonus plan of the combined Broadcom Limited. So they’ll have a new bonus plan going forward that will be a combined plan. The company’s performance to determine the payout on this will be applied to the full of the prorated bonus pool. So very important we keep going, don’t lose sight of things. We want to achieve the objectives that we’re doing. The focal process—if we do not close this deal by February next year we will do a normal Broadcom focal process and that could be maybe even the day before we close the deal we will still do the Broadcom focal process. We have set that exact date and that will happen. And if it closes prior to that the next focal process will be with the combined company in Broadcom Limited. So hopefully that’s pretty clear. Happy to answer questions on that at the end if we get them. So RSUs, let me talk about those. RSUs that are vested and stock options, we talked about cashed out at closing. And people will receive $54.50 per share in cash net of any applicable exercise price. Unvested Broadcom RSUs will be converted into the RSUs and stock options of Avago and the number that will be set forth will determine that. The vesting period will remain the same. You will get at the end of that, you will get Avago ordinary shares rather than Broadcom shares so they’d be the new company going forward Broadcom Limited. It is not a taxable event at the time of the merger. So at least in the United States and we believe most countries you will not see this as a tax bill come due when the merger closes, but rather you’ll be taxed only when you exercise or get receipt of the shares. Now, that’s true in the United States. That may not be true in every country but we believe it’s true in most countries. So employees will not receive restricted shares or partnership units with respect to their RSUs and options. So this election for whether you want these units or others kinds of things that’s for people who hold long shares of Broadcom and many of you do. So employees just like any other shareholder who hold these long shares will have the opportunity to defer taxes on their shares by electing these restricted units. So let me go back to that. There will be—you can elect cash and you’ll get $54.50 for every Broadcom long share you have. You can elect equity which means you get a share of the new company at 0.4378 or you can elect units. Units have a lockup provision which means you cannot sell or pledge them or hedge against them for one or two years depending upon a couple of things that happen. So, again, kind of complicated. We’ll get you all the information. You’ll be able to see that. But if you don’t want to end up paying taxes on the gain then you want either units or equity. And if you don’t mind paying taxes share a little bit with the government, take some for yourself, go for the cash you can make that tradeoff as a shareholder. So let me explain some of the next steps here. First of all, this is not a done deal yet. We have announced a transaction that we intend to close but it is not a done deal yet. We are two separate companies and we will remain two independent separate companies until the day the deal closes. So full speed ahead, business as usual, no change in our goals, no change in what we’re trying to do, no change in how we talk to customers. Nothing changes until this deal closes. So please do continue to execute. We want to make sure we keep this business rolling and doing great things and grow into these new areas. We have a great process. We’re going there. Continue to focus on customers. Do not get distracted by this stuff and don’t let the customers get confused. I mean we are today Broadcom. We are delivering products for them. We will continue to do so. We will do some integration planning which means that we will work with our counterparts at Avago to figure out okay when this deal closes how do we want to organize things? How do we want to structure things? But don’t take it on your own initiative to go do that. Please only do that in conjunction with your manager bringing you into the loop on doing that because it needs to be carefully controlled what we can and can’t do. So please, I know you love to call up your friends at Avago. Many of you probably know people there. You want to call them up and say, “Hey, let’s get together. Let’s have lunch and talk about how we’re going to pull these groups together.” Do not do that. Please do not do that. I know you’re trying to be helpful. Do not do that. Anytime you’re not sure of something please ask your manager. And, of course, that’s recursive, if your manager isn’t sure they ask their manager. Eventually, you get to somebody who knows the answer. Don’t just guess on this stuff. There are legal restrictions and we don’t want to do it. There’s something called gun jumping. We don’t want to merge the company before we’ve closed the deal, please. Do not share competitive information with these guys. They are not Broadcom. They are a competitor of ours, not so much, they don’t overlap much but they are a separate company. Do not share confidential information with Avago employees unless specifically approved by management to do so, very, very important on that. Do not coordinate customer facing activities. Like do not propose, “Hey, why don’t we meet together with the customer?” Okay. Don’t do any of that stuff. We are separate companies, business as usual. And just don’t have informal meetings on integration. Any integration meetings we want to be documented, recorded, so they’re done properly for legal context. So I know you want to help. I know you want to jump in there and get this stuff all sorted out. Just chill for a little while, we’ll get it done. So I’m going to pause right now and let you guys ask some questions. And Karen, why don’t we take a couple from the Web while the folks in the room are thinking of things. Henry, you can join me and we have other folks here. We have Nancy from HR. We have Eric and Dan and a number of other folks. Art’s here from the legal side, Neil. So we have a number of folks in the room, we’ll try to answer your questions best we can.

Karen: Great. Scott, can you talk about the $750 million in cost synergies that was called out in the Avago/Broadcom press release?

Scott A. McGregor: So today as part of the announcement Avago told their investors that they believe that putting these two companies together will have $750 million in synergies. Now, those of you who have been around for a while you know synergy translates into cost savings, and there’s different kinds of ways to get cost savings. Some are through people reductions. I’m not going to mince words on this. There will be duplication across the two companies and they will go through a process to figure out how they keep the very best people and best processes to do that. So some of that is in duplication of people. I would observe, though, that when you put two large companies together it isn’t half the work. It isn’t even the same amount of work. It’s more work in many places. And so I think we’ll definitely get some through duplication of things like corporate public company kinds of costs. We don’t need two accounting firms. We don’t need lots of duplicate things that we pay for today, services, other kinds of things. We also will get benefits in terms of wafer costs. They believe, for example, that Neil and his team have negotiated a better way for prices than they have because our business is bigger for TSMC and things like that. They’ll get savings there. There’s a whole variety of how they’re going to get savings. So that’s where the $750 million.

Henry Samueli: By the way, that doesn’t necessarily mean it comes out of our side of the house. It’s $750 million of the combined company savings. So they’ll figure out where is the best places and where can they save the money in the total company.

Scott A. McGregor: Yes, so don’t assume any headcount reductions are on the Broadcom side and not on their side. It probably is split across us. And also the $750 million has not presumed any changes in any of the R&D projects or businesses. And so that’s something they have to look at it. It’s too early for them to really do that and that will be part of the planning there. There are a number of things where we do together. We have some duplication in the central engineering side. Okay, we’ll look at that. But, again, all of these are down the road and it’s not a lot of overlap and generally we have a lot of strong businesses. And Hock is very clear that they believe in investing in strong businesses and growing them. So there’s an opportunity to even see growth in many of these areas, once we put the two companies together.

Karen: Just to follow up on that because there are so many questions about layoffs and you haven’t mentioned the word layoff, so why don’t we just address that directly and the real question is have layoffs been discussed? And are there layoffs that are being planned or thought about within any of the business groups?

Scott A. McGregor: So the answer is at a specific level no that has not been discussed. Yes, there will be some. I’m not going to lie to you guys. There will be some and where there is overlap. Okay. There generally is not overlap on the engineering side. So I would not expect for synergies to see a lot of that. I mean the businesses are fairly strong and there may be some portfolio analysis. But on the R&D and product side there isn’t a lot of overlap. On the SG&A side there is some overlap. And so that’s the planning process that’s going to happen. Will that happen soon? No. Are we going to do anything before the deal closes? Of course not. We have to run a company. We have what we believe is the best team to do that right here. So we’re not going to rush on any of that and there will be plenty of time and we’ll have a chance to talk. And there will be integration planning and I think you’ll get a sense of that before we close on what the directions are there. But nothing to worry about today. Don’t panic, don’t do anything crazy. I think we’ll look at that in an orderly process. And as Henry mentioned don’t assume it comes out of this set of people. It may come out of that set of people.

Karen: Here’s a question, you got this quite a bit, why did they acquire us and we didn’t acquire them?

Scott A. McGregor: Well, there’s a lot of stuff that happens when companies talk about M&A and there’s different things. Company A can buy Company B. It can go the other way around. They can do a merger of equals. And there’s different pros and cons for all of those. Generally, from a financial point of view for your shareholders it’s better to be bought because then your shareholders get the premium because whoever buys has to pay the premium to the other company. If we bought them we’d have to pay them a premium on top of their value. So from a financial point of view for our shareholders frankly it’s better to get bought. There are also issues with management because CEOs often like to run companies and so both CEOs think they ought to be the guy to run the combined company. That blocks a lot of transactions, unfortunately, and that doesn’t always make sense. There are also reasons, for example, they are a company with a larger market cap than us. You saw on the slides there where their value in Wall Street was higher than ours so it makes it easier for them to acquire us from a financial point of view than the other way around. And then there are also issues like, for example, where your company is headquartered and tax rates and other kinds of things. One of our challenges, of course, is how do we use our foreign cash? They don’t have that problem as a Singaporean company. If they buy us the resulting company is a Singaporean company that might not have that problem. So there are different reasons to do this but you sort of get a sense of what some of the tradeoffs are there. And yes, there’s a lot of discussions and dinners and it’s a bit like dating at sort of the corporate M&A level.

Henry Samueli: But, again, on the top of that the one twist in this, yes, they did buy us but it’s Broadcom.

Scott A. McGregor: It’s a reverse takeover, actually.

Henry Samueli: Exactly. Three years from now people are not going to remember who bought who because it’s Broadcom.

Man 1: <inaudible>.

Henry Samueli: Yes.

Scott A. McGregor: Have you talked about that?

Henry Samueli: Well, I didn’t talk about that. I presumed. I mean it wouldn’t make sense to have the Avago logo with the Broadcom name on it. I don’t think so.

Scott A. McGregor: No, the logo is going to say Broadcom. I don’t know whether we’ll use the identical logo or we’ll have a Broadcom 3.0 logo.

Henry Samueli: Yeah, there may—I don’t know. We actually haven’t discussed that.

Scott A. McGregor: It could be a Broadcom 3.0. But it’s going to say Broadcom on it and that’s what matters.

Karen: Okay. Well, from a brand perspective maybe I have some job security.

Karen: So we’ve got a lot of really smart people in the room but there are a number of questions that are coming in and I think it’s probably a good question for Eric, can you explain how the conversion math works?

Scott A. McGregor: Professor Brandt is going to explain the math conversion formula.

Henry Samueli: This may take a while.

Eric Brandt: Okay. So if you have an unvested RSU the way it will work is the way Scott described the formula of 0.2189 plus the $27.25. If you were to take their stock price today at roughly $141 you would take 0.2189 times the stock price plus $27.25 comes out to roughly $58. And then you divide that by the stock price of Avago which is $141. So at today’s stock price that would be about 0.41 shares of Avago for every RSU you have. So that’s how it would convert in terms of RSUs. In terms of the election, you can elect units which will have—if you have long shares and it wasn’t something that was very clear on the slide. There’s no such thing as a vested RSU. When it vests it’s actually a long share of stock. And so when you have a long share of stock, that share of stock you can elect. You can elect a unit which will have either a two year or one year lockup period. Or you can elect stock or cash. The units are guaranteed to be paid in stock—as you can gather, at 0.21891 times their stock price units are worth more than just the cash at 54.50, but you have to be locked up either for one or two years to do that. They are backstopped which means that as many units as you elect you will get because they want long term shareholders and it is a tax advantage structure because you’re not taxed until those units are converted to shares. Or you can elect shares which will come to a maximum amount of half of the consideration that we described per share at 0.2189. So to the extent that units are used up—use up shares that 0.2189 could go down and then you would get more cash per share. That’s how it would work on long shares. And then on options just like RSUs if you haven’t cashed them out already—and the slide was not clear on that as it used the cash value—it would be the same thing. It would be 0.2189 times the Avago stock price plus the 27.25 adjusting the strike price accordingly to determine the amount and the money between the two. So that’s sort of how it works on options to the extent you have vested options. There are no unvested options anymore. I don’t think they would convert the same way these other things would convert and I’m sure there will be more questions on that so I will be standing up here.

Scott A. McGregor: We’ll have a RSU conversion seminar, I think. Should we take a question from the room? A question here in the room?

Man 2: <inaudible>.

Scott A. McGregor: So the question is what about the new campus? And will that be the company headquarters or not? So the corporate campus that we’re building will continue. I mean we need to put people somewhere and the Irvine Company will kick us out of here so we need to put all of us somewhere. So the beautiful new campus we’re building we will continue to do so. So we will look at sizing it appropriately and so forth so that will continue. Will that be the new corporate campus? I don’t think so. Henry and I were working on Hock this morning, actually, noting how nice the weather is down here and whatnot. I think they’ll probably have the headquarters where Hock is based up

[1]	Correction: 0.4378

there. But, again, critical mass here. As we observed, there’s just as many people at Broadcom up there as there are here plus the new folks that we have in the Avago piece. So I’m guessing the headquarters is going to stay up there. That’s up to Hock. He’s going to come down and visit next Friday so be real friendly and show him the nice stuff around here and palm trees and show him how we can water. They get penalized for watering their driveway up there but we can do that down here. That’s a joke. That’s a joke.

Karen: Mehdi’s got a question here.

Mehdi: This is probably more for entertainment purposes. There are lawyers out there that have already sued Broadcom for selling too cheap and there are lawyers out there that will sue Avago for paying too much. Who gets the rights to make a movie out of this?

Scott A. McGregor: So this is a normal thing. Any public transaction I think there are software programs, these robo-suits or something like that that automatically sue companies and they pull stuff out of the press releases and they file a suit because whoever files the suit first thinks they get some advantage. So you’ve seen I think there’s five already. Art says there’s already five investigations that we sold the company too cheap. Now, as Mehdi observes I don’t know how many are there for Avago now. There are probably as many for Avago investigating them because they overpaid for Broadcom. Now, what you want to do is you say, “Why don’t you guys all get in a room and work this out rather than annoying us?” But the problem is they believe they can convert it into a suit and they can get millions of dollars from us to go away and that’s the business that they’re in. It’s a slimy cottage industry but that’s what that is. So don’t get upset when you see all of these things and they’re going to allege that, “Oh we must not have followed the right process.” Believe me for the amount of money we paid in lawyers and process and everything we followed the process to a tee and I believe Avago did as well. I believe these are just purely nuisance suits but you will see some.

Karen: Can you describe the role that Henry Nicholas is going to play in the company? And is he coming back to Broadcom?

Henry Samueli: I can address that. No, he’s not going to become an employee of Broadcom but he is—he wants to develop a relationship with Hock because he loves Broadcom, obviously. He’s the co-founder of the company. And it was important to him to develop that relationship so he talked to Hock and Hock agreed to use him as a strategic advisor and to have regular dinners with him and explain what’s going on in this company. So in that sense he will be involved but he’s not going to become an employee of Broadcom.

Scott A. McGregor: Another question on the Web? We’ve got one in the room.

Man 3: How long has this been incubating?

Scott A. McGregor: How long has this been incubating? I don’t know. Not that long. Yeah, a couple of months. We can’t say too many about the process and stuff like that. There’s this document called the proxy which will lay out a timeline of exactly when Hock called me on the phone and said, “I’ll get a letter the next morning, blah, blah, blah.” You’ll see all of the gory details and stuff like that in the proxy which will come out in a few months but not that long. Amazingly short period of time because, I think, the companies both took it very seriously and had a good fast process.

Karen: A question from the Web, analysts seem to be coming down hard on our connectivity business. Can you talk to Avago’s interest in connectivity?

Scott A. McGregor: I think initially when we had conversations with Avago they sort of listened to all of the analyst and they said, “We really love all of these other businesses but what about the connectivity business? Aren’t you going to lose a whole bunch of share and whatnot?” I think both our business has turned around dramatically in connectivity and it’s really done well.

Dan: <inaudible>.

Scott A. McGregor: Oh, you took care of that yesterday, Dan? Anyway, I think analysts now have a much better view of our connectivity and most of the recent analyst reports in the last couple of weeks talk about how strong it was. There was one from Banc of America just the other day saying that the analysts have it totally wrong. It’s a really great business. And I think Hock has come to understand that it is a really great business and he’s seen the financials, he’s seen the design wins on that. So I think the view of that has definitely changed. And I think that was what enabled this transaction okay because I think if they had the view that some large part of Broadcom was not healthy that would have inhibited a transaction. I think that change of view enabled the transaction we have today.

Karen: Questions from the room? We could go on for hours on the Web.

Scott A. McGregor: Go for it.

Henry Samueli: Go for it.

Karen: Okay. Has an acquisition integration team been established?

Scott A. McGregor: No. I mean obviously there are seeds of that and the deal team will turn into that and we’ll organize that. But there are not people whose job it is to do the integration planning yet. That is something we have yet to do and we’ll organize.

Karen: Okay. Can you talk about—still none in the room?

Scott A. McGregor: Just keep going.

Woman 1: <inaudible>

Scott A. McGregor: What’s going to happen to ESPP? It will continue until the deal closes and then it will be cancelled. And it will be replaced by whatever ESPP the new Broadcom has.

Karen: Can you talk about Avago’s overall compensation program and is it as competitive or better than Broadcom’s?

Scott A. McGregor: Yeah, I would say we don’t have a lot of data not that but generally when we have done benchmarks on average they pay their engineers more than we do. So obviously we need to understand the details of that, but one of the things we calculated per engineer the average salary is higher.

Henry Samueli: And by the way, that would be a very good questions to ask Hock when he comes here next week. But even from our informal discussions I mean he’s very committed to equity compensation. I mean the cash side of compensation is very similar to ours, you know, midpoint 50th percentile but he’s a very big believer in equity compensation. And he believes he actually compensates even more than Broadcom. So ask him that next week and you’ll see what he answers.

Scott A. McGregor: But that will be part of the integration work we do in analyzing that. And, again, we want to treat people equitably and so we’ll make sure we do.

Karen: One of the big topics on the investor call this morning was this positive synergies and the lack of overlapping areas. But employees are asking a lot of questions about can you give a little bit more detail on if there are overlaps and where they are?

Scott A. McGregor: It’s too early to do that because honestly we’ve only done this at a high level of just looking at where we have in the balance sheet and where our P&L is at big pieces and groups like how much do we spend on this function or that function. In order to do a job and figure that out you need to go down to many more levels of detail and that’s just part of the integration planning work and none of that’s been done. So all of the synergy calculations are estimated. None of them are calculated by assumptions about what you would do at a detailed level in any of the functions.

Karen: What the hell, we always get this question for Eric except it’s different this time, when’s the stock going to be at $100.

Scott A. McGregor: Well, you can solve for what Avago…

Eric Brandt: Yeah, I was going to say 0.2189 times X plus 27.25 equals 100. I think there’s enough people in the room who can do the math. I can do it on my calculator if you’d really like me to do. But basically the Avago stock has to be converted at 0.2189 at roughly $73 which if I divide that by it would be about 4 times, 4.5, 5 times so they have to be 300-and-change, $360. Look, I mean, I think the interesting thing about the transaction is there’s a tremendous amount of accretion and synergy in the transaction and the operating model of the business for a company of this size is quite significant. And it’s not unreasonable that once the investors understand this a year-and-a-half from now to see their stock move from $140 to $180 or $200 in which case the conversation ratio of your shares is worth just north of $70. I mean that’s not a prediction but I’m just saying that there is meaningful value here that the market has yet to digest. And don’t be confused by the fact that the stock is trading down a little bit after the rumor. The current market value of the transaction is roughly $58 per share. It’s trading down in the $55, 56 range because of the time value of money and because of what arbitragers are trying to do in terms of placing bets between the two companies. As we get closer to close our stock will trade very closely to that ratio and your conversions irrespective of the disconnect associated with what people may be doing with our stock and the market will be converted at what their actual stock price is multiplied by 0.2189 plus 27.25.

Scott A. McGregor: Remember those numbers.

Henry Samueli: And you have to recognize that the combined company is powerful in terms of its profit generation capability. Just based on current numbers we’re a combined company generating about $5 billion a year of profit. Every year $5 billion comes out of this company, the combined company. So you can do a lot with that kind of money. You could pay off the debt, that’s easy. You could buy—I don’t know there aren’t that many companies big enough to buy accumulating that much money but there are a couple.

Henry Samueli: Or you know buy back shares, give dividends, I mean $5 billion a year flowing out of the door here, that’s a serious—flowing in the door, serious amount of money. So you can see that it’s not going to take long before you’re going to convert that cash flow into something meaningful that will benefit the shareholders and someday create this $100 stock.

Scott A. McGregor: Okay. One more question in the room?

Man 4: <inaudible>

Scott A. McGregor: I can’t hear. Use a microphone, please? Can you yell loudly?

Man 4: <inaudible>

Scott A. McGregor: How many directors totally in the new company board? I don’t know the answer to that. I presume what they have today plus two but I don’t know the first number.

Henry Samueli: In the neighborhood of ten but I don’t remember the exact number.

Scott A. McGregor: Alright, hey, we probably have lots of other questions. I want to cut it off here. We wanted to give you just a taste of a lot of this stuff. Please go back, read some of this stuff. We will provide other opportunities to ask questions certainly at our next town meeting we’ll have the opportunity to do that. But I want to leave you with a couple of thoughts before you go please. Number one is don’t stop innovating. That’s what we do. Okay. We are a great company. Keep doing that. Continue to execute. Don’t get distracted by this stuff. Stay focused on the customers and I think Henry’s talked about how we have a great future as two companies going forward here. I think it’s going to be a great thing. Please look forward to that and think about how we can make that even better. Thanks.